UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(AMENDMENT NO. ___)*

ARRAYIT CORPORATION
(Name of issuer)

Common Stock, $0.001 value per share
(Title of class of securities)

04269N107
(CUSIP number)

December 1, 2017
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	Rule 13d-1(b)

?	Rule 13d-1(c)

	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



CUSIP No.	 04269N107

1.	Name of Reporting Person
 	I.R.S. Identification Nos. of above persons (entities only).

 	 	JASON NIELSEN


2.	Check the Appropriate Box if a Member of a Group (See Instructions)

 	          (a)
 	          (b)

3.	SEC Use Only



4.	Citizenship or Place of Organization:  U.S.


 Number of	 5.	 Sole Voting Power
 Shares	 	 136,176,845
 Beneficially
 Owned by	 6.	 Shared Voting Power
 Each
 Reporting
 Person	 7.	 Sole Dispositive Power
 With:	 	 136,176,845

 	 8.	 Shared Dispositive Power




9.	Aggregate Amount Beneficially Owned by Each Reporting Person

136,176,845 shares of Common Stock, $0.001 par value per share.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain
 Shares (See Instructions)


11.	Percent of Class Represented by Amount in Row (9)
 		12.9%


12.	Type of Reporting Person (See Instructions)

 		IN




 Item 1	(a)	Name of Issuer:
 	 	ARRAYIT CORPORATION

 	(b)	Address Of Issuer's Principal Executive Offices:

 	 	927 Thompson Place, Sunnyvale CA 94085

 Item 2	(a)	Name of Person Filing:
 	 	JASON NIELSEN

 	(b)	Address of Principal Business Office, or, if none, Residence:
 	 	 P.O. Box 66558, Scotts Valley, CA  95067

 	(c)	Citizenship:
 	 	U.S.

 	(d)	Title of Class of Securities:
 	 	 Common Stock, $0.001 par value per share

 	(e)	CUSIP Number:
 	 	04269N107

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
                    N/A

 	(a)	?Broker or dealer registered under section 15 of the
 Act (15 U.S.C. 78o).
 	(b)	?Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
 	(c)	?Insurance company as defined in section 3(a)(19) of the
Act (15 U.S.C. 78c).
 	(d)	?Investment company registered under section 8 of the Investment
 Company Act (15 U.S.C. 80a-8).
 	(e)	?An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).
 	(f)	?An employee benefit plan or endowment fund in accordance with
 240.13d-1(b)(ii)(F).
 	(g)	?A parent holding company or control person in accordance with
240.13d-1(b)(1)(ii)(G).
 	(h)	?A savings association as defined in Section 3(b) of the Federal
 Deposit Insurance Act (12 U.S.C. 1813).
 	(i)	?A church plan that is excluded from the definition of an
 investment company under section 3(c)(14) of the
        Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	?A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J)
 	(j)	?Group in accordance with 240.13d-1(b)(ii)(K). If filing as
 a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please
specify the type of institution:    .


Item 4	Ownership

 	(a) Amount beneficially owned: 136,176,845 shares of Common Stock, $0.001 par value per share.

 	(b) Percent of class:  12.9%

 	(c) Number of shares as to which the person has:

 	(i) Sole power to vote or to direct the vote:  136,176,845
 	(ii) Shared power to vote or to direct the vote:  N/A

 	(iii) Sole power to dispose or to direct the disposition of: 136,176,845
 	(iv) Shared power to dispose or to direct the disposition of: N/A


Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

Item 6 	Ownership of More Than Five Percent on Behalf Of Another Person

 	N/A

Item 7 	Identification and Classification of the Subsidiary Which Acquired the
 Security Being Reported on By the Parent Holding Company

	N/A

Item 8	Identification and Classification of Members of The Group

 	N/A

Item 9	Notice of Dissolution of Group

	N/A

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:  March 16, 2018


 	/s/  Jason Nielsen
 	Signature

 	Jason Nielsen
 	Name/Title